Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO  80001

(720) 530-6184

malattyco@aol.com

March 14, 2022

CORRESPONDENCE VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Michael Foland, Staff Attorney and Jan Woo, Legal Branch Chief

Washington, D.C 20549

Re:	TPT Global Tech, Inc.
Offering Statement on Form 1-A POS
File No. 024-11260

Dear Commission:

Enclosed please find the following documents for your review and consideration regarding the above-mentioned:

            1. FINRA No Objection Letter; and

            2. Qualification Request Letter.

Sincerely,

/s/ Michael A. Littman
Michael A. Littman

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March 08, 2022

CIM SECURITIES, LLC
6898 S University Blvd
Suite 270
Centennial, CO 80122

Attn: Cindy Jenkins

**Re: No Objections Letter**
**FINRA Filing ID: 2021-03-24-5340228**
**TPT Global Tech, Inc**
**CIK #: 0001661039**
**SEC Reg. #: 024-11260**

Dear Sir/Madam:

In connection with the above-referenced filing, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA's public offering filing system.

This letter confirms that based on such information and documents, the Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

You should note that the Department also requires to be filed on a timely basis for review: (1) any amendments to documents that impact the underwriting terms and arrangements, including an increase or decrease to the offering proceeds, (2) changes in the public offering price, and (3) a copy of the final prospectus. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department's no objections decision.

The Department's decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer's public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer's activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

This letter does not purport to provide an opinion regarding any class of the issuer's securities sold or distributed prior to March 8, 2022.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Kenny Walters
First Reviewer

Christopher Morley
Second Reviewer
Corporate Financing Department

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TPT GLOBAL TECH, INC.

501 West Broadway, Suite 800 San Diego, CA 92101

Phone (619) 301-4200

March 14, 2022

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Michael Foland, Staff Attorney and Jan Woo, Legal Branch Chief

Washington, D.C 20549

Re:	TPT Global Tech, Inc.
Offering Statement on Form 1-A POS
File No. 024-11260

Dear Commission:

The undersigned, TPT Global Tech, Inc., a Florida corporation (the "Registrant" or “Company”), has filed an Offering Statement on Form 1-A POS (File No. 024-11260) (the "Offering Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the effective date of the Offering Statement, as amended, be accelerated to 10:00 AM on March 16, 2022 or as soon thereafter as is possible.

Sincerely,

TPT Global Tech, Inc.

/s/ Stephen J. Thomas, III
Stephen J. Thomas, III, CEO

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